Exhibit 23.1

Consent of Independent Auditors

The Member
Bresnan Broadband Holdings, LLC:

We consent to the incorporation by reference in the registration statement Nos. 333-163357, 333-170475, and 333-190516 on Form S-8 and Nos. 333-170530 and 333-171526 on Form S-3 of Charter Communications, Inc. and subsidiaries of our reports dated February 28, 2013 and May 9, 2011, with respect to the consolidated balance sheets of Bresnan Broadband Holdings, LLC and subsidiaries as of December 31, 2012 and 2011, and December 31, 2010, and the related consolidated statements of operations, members' capital, and cash flows, for each of the years in the two-year period ended December 31, 2012, and for the period of December 14, 2010 through December 31, 2010 (Successor) and the related consolidated statements of operations, members' deficiency and cash flows for the period of January 1, 2010 through December 13, 2010 (Predecessor), which reports appear in the April 19, 2013 Form 8-K of Charter Communications, Inc. Our report dated May 9, 2011 contains an explanatory paragraph that states that effective December 14, 2010 as a result of the acquisition of all of the outstanding stock of Bresnan Broadband Holdings, LLC by Cablevision Systems Corporation in a business combination accounted for as a purchase, the consolidated financial information for the period after the acquisition is presented on a different cost basis than that for the period before the acquisition and, therefore, is not comparable.

/s/ KPMG LLP
Melville, New York
September 6, 2013